Exhibit 99.(23)(d)(iv)

FIRST AMENDMENT TO

FIRSTHAND FUNDS

INVESTMENT ADVISORY AGREEMENT

WHEREAS, Firsthand Funds, a Delaware business trust (the “Trust”) and Firsthand Capital Management, Inc. (the “Adviser”), each having its principal place of business at 125 South Market, Suite 1200, San Jose, California 95113, have entered into an Investment Advisory Agreement as of November 5, 2005, covering initially one series of the Trust: Firsthand Health Sciences Fund (the “Agreement”);

WHEREAS, the parties agree to amend the Agreement;

NOW, THEREFORE, effective February 28, 2006, the Trust and the Adviser agree to amend the Agreement as follows:

1.                                       Section 12 of the Agreement is hereby amended to read as follows:

“12. This Agreement shall terminate automatically in the event of its assignment by the Adviser (unless a Section 15(a) order is received) and shall not be assignable by the Trust without the consent of the Adviser. This Agreement may also be terminated at any time with respect to a Fund, without the payment of penalty, by the Board of Trustees of the Trust, or by a vote of a majority of the Fund’s outstanding voting securities on behalf of such Fund, or by the Adviser, on sixty (60) days’ written notice addressed to the other party at its principal place of business.”

2.             Excepted as amended hereof, the Agreement shall remain in full force and effect.

Executed this 28th day of February, 2006

FIRSTHAND FUNDS

By:	/s/ Kevin Landis
Kevin Landis, Trustee

FIRSTHAND CAPITAL MANAGEMENT, INC.

By:	/s/ Kevin Landis
Kevin Landis, President